INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 5, 2021

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-250987)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Christina Fettig of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 14, 2020, and by Ms. Deborah O’Neal of the staff of the Commission by telephone on December 21, 2020, on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the AXS Alternative Value Fund and AXS Market Neutral Fund (each, an “Acquired Fund”) and together, the “Acquired Funds”), each a series of M3Sixty Funds Trust, into the AXS Alternative Value Fund and AXS Market Neutral Fund (each, an “Acquiring Fund” and together, the “Acquiring Funds”), each a series of the Registrant. The Acquired Funds and the Acquiring Funds are referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, will be incorporated into a filing made pursuant to Rule 497 under the Securities Act of 1933. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

General

1.	Please incorporate comments given with respect to Post-Effective Amendment No. 228 (“PEA No. 228”) to the Registrant’s Registration Statement on Form N-1A filed with the Commission on November 6, 2020.

Response: The Registrant has incorporated all applicable revisions into the Registration Statement.

2.	On December 1, 2020, the Acquired Funds changed their fund names. Please confirm whether there were any changes to the Acquired Funds’ strategy in connection with those name changes.

Response: The Registrant confirms that there were no changes to either Acquired Fund’s principal investment strategies in connection with the name changes.

Shareholder Letter

3.	The shareholder letter discusses the appointment of AXS as the Acquired Funds’ investment advisor and Cognios Capital as the Acquired Funds’ investment sub-advisor pursuant to the Interim Agreements. Were these changes made in contemplation of the proposed Reorganizations?

Response: The Registrant confirms that the appointment of AXS and Cognios Capital under the Interim Agreements was made in contemplation of the Reorganization of each Acquired Fund.

Questions & Answers

4.	On page iv, in the question “Why are the Acquired Funds reorganizing into the Acquiring Funds?” please add a period to the end of the answer.

Response: The Registrant has made the requested revision.

5.	On page iv, in the question “Who will manage the Acquiring Funds?” it states that AXS and IMST II have applied for an exemptive order pursuant to which AXS would operate under a “manager of managers” structure. Does the Trust and Cognios Capital have a similar exemptive order or applied for such an order? If so, please disclose.

Response: The Registrant confirms that the Trust and Cognios Capital do not have a manager of managers exemptive order, nor has either applied for such order. In addition, AXS and IMST II received the requested order on November 23, 2020. The disclosure in the response has been revised as follows:

AXS and IMST II have received ~~applied for~~ an exemptive order from the U.S. Securities and Exchange Commission (the “SEC”) ~~pursuant to~~ which allows AXS to ~~would~~ operate the Acquiring Funds under a “manager of managers” structure (the “Order”). ~~If granted by the SEC, the Order would permit AXS to~~ Pursuant to the Order, AXS may hire or replace a sub-advisor, including Cognios Capital, and modify any existing or future agreement with a sub-advisor, without obtaining shareholder approval. A shareholder vote would still be required to replace AXS with another investment advisor. The Trust does not have a similar exemptive order with respect to the operation of the Acquired Funds. ~~Until the requested Order is granted, any sub-advisor hired by an Acquiring Fund must be approved by shareholders. There can be no guarantee that the SEC will grant the Order.~~ AXS has no current intention to replace Cognios Capital.

6.	On page v, in the response to the question “How will the Reorganization affect my investment?” it states that there will be certain differences in fee arrangements, although the total annual operating expenses net of waivers shown for each Acquiring Fund is expected to be same as the total annual operating expenses net of waivers of the corresponding Acquired Fund. However, the total annual operating expenses net of waivers for the AXS Market Neutral Fund/Acquiring Fund are lower than the total annual operating expenses net of waivers for the AXS Market Neutral Fund/Acquired Fund. Please revise the disclosure here and elsewhere as appropriate.

Response: The Registrant confirms that the total annual operating expenses net of waivers for the AXS Market Neutral Fund/Acquiring Fund are the same as the total annual operating expenses for the Acquired Funds. The Fees and Expenses Table and Example for the AXS Market Neutral Fund have been revised to reflect acquiring fund fees and expenses as follows:

AXS Market Neutral Fund (Acquired Fund)

AXS Market Neutral Fund (Acquiring Fund)

		Acquired Fund Investor Class Shares		Acquiring Fund Investor Class Shares (Pro Forma)
Shareholder Fees (fees paid directly from your investment)
Redemption fee if redeemed within 30 days of purchase (as a percentage of amount redeemed)		None		1.00%
Wire fee		None		$20
Overnight check delivery fee		None		$25
Retirement account fees (annual maintenance fee)		None		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.40%		1.40%
Distribution (Rule 12b-1) fee		0.25%		0.25%
Other expenses[1]		3.22%		3.04%
Dividend expense, borrowing costs and brokerage expenses on securities sold short	2.64%		2.64%
All other expenses (includes 0.01% of acquired fund fees and expenses)	0.58%		0.40%
Total annual fund operating expenses		4.87%		4.69%
Fee waivers and expense reimbursement[2,3]		(0.52)%		(0.34)%
Total annual fund operating expenses after fee waivers and expense reimbursement[2,3,4]		4.35%		4.35%

(1)	“Other Expenses” for the Acquiring Fund have been estimated for the current fiscal year. Actual expenses may differ from estimates.
(2)	The Total annual fund operating expenses for the Acquired Fund will not agree with the ratio of expenses to average net assets in the Acquired Fund’s Financial Highlights, as the Financial Highlights reflect actual direct operating expenses of the Acquired Fund and do not include acquired fund fees and expenses ("AFFE").

(3)	The Acquired Fund’s advisor, AXS, has entered into an Interim Expense Limitation Agreement with the Acquired Fund under which it has agreed to waive its fees or reimburse other expenses of the Acquired Fund, if necessary, in an amount that limits the Acquired Fund’s annual operating expenses (exclusive of interest, borrowing expenses, distribution fees pursuant to Rule 12b-1 plans, taxes, acquired fund fees and expenses, brokerage fees and commissions, dividend expenses on short sales, litigation expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Acquired Fund’s business) to not more than 1.45% through at least October 31, 2022. Subject to approval by the Acquired Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Acquired Fund within the three years following the date when the waiver or reimbursement occurred, if the Acquired Fund is able to make the payment without exceeding the expense limitation in place at the time of the waiver or reimbursement. Only the Board of Trustees can terminate the contractual agreement before the expiration date.

(4)	The Acquiring Fund’s advisor, AXS, has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, AFFE (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses (such as litigation expenses) do not exceed 1.70% of the average daily net assets of Investor Class shares of the Acquiring Fund. This agreement is effective for a two-year period from the date of the Reorganization and it may be terminated before that date only by IMST II’s Board of Trustees. AXS is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by AXS to the Acquiring Fund for a period ending three years after the date of the waiver or payment. Similarly, the Acquired Fund’s former advisor, Cognios Capital, is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by Cognios Capital or Cognios Capital, LLC to the Acquired Fund prior to the Reorganization, for a period ending three years after the date of the waiver or payment. As of June 30, 2020, the amount of previously waived fees and expenses reimbursed by Cognios Capital or Cognios Capital, LLC to the Cognios Market Neutral Large Cap Fund and eligible for recoupment by Cognios Capital is $720,691. In each case, such reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first. Any reimbursement of fees waived or payments made by Cognios Capital to the Acquired Fund prior to the Reorganization must be approved by the IMST II Board.

		Acquired Fund Institutional Class Shares		Acquiring Fund Class I Shares (Pro Forma)
Shareholder Fees (fees paid directly from your investment)
Redemption fee if redeemed within 30 days of purchase (as a percentage of amount redeemed)		None		1.00%
Wire fee		None		$20
Overnight check delivery fee		None		$25
Retirement account fees (annual maintenance fee)		None		$15
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.40%		1.40%
Distribution (Rule 12b-1) fee		None		None
Other expenses[1]		3.22%		3.04%
Dividend expense, borrowing costs and brokerage expenses on securities sold short	2.64%		2.64%
All other expenses (includes 0.01% of acquired fund fees and expenses)	0.58%		0.40%
Total annual fund operating expenses		4.62%		4.44%
Fee waivers and expense reimbursement[2,3]		(0.52)%		(0.34)%
Total annual fund operating expenses after fee waivers and expense reimbursement[2,3,4]		4.10%		4.10%

(1)	“Other Expenses” for the Acquiring Fund have been estimated for the current fiscal year. Actual expenses may differ from estimates.
(2)	The Total annual fund operating expenses for the Acquired Fund will not agree with the ratio of expenses to average net assets in the Acquired Fund’s Financial Highlights, as the Financial Highlights reflect actual direct operating expenses of the Acquired Fund and do not include acquired fund fees and expenses ("AFFE").

(3)	The Acquired Fund’s advisor, AXS, has entered into an Interim Expense Limitation Agreement with the Acquired Fund under which it has agreed to waive its fees or reimburse other expenses of the Acquired Fund, if necessary, in an amount that limits the Acquired Fund’s annual operating expenses (exclusive of interest, borrowing expenses, distribution fees pursuant to Rule 12b-1 plans, taxes, acquired fund fees and expenses, brokerage fees and commissions, dividend expenses on short sales, litigation expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles and other extraordinary expenses not incurred in the ordinary course of the Acquired Fund’s business) to not more than 1.45% through at least October 31, 2022. Subject to approval by the Acquired Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Acquired Fund within the three years following the date when the waiver or reimbursement occurred, if the Acquired Fund is able to make the payment without exceeding the expense limitation in place at the time of the waiver or reimbursement. Only the Board of Trustees can terminate the contractual agreement before the expiration date.

(4)	The Acquiring Fund’s advisor, AXS, has contractually agreed to waive its fees and/or pay for operating expenses of the Acquiring Fund to ensure that total annual fund operating expenses (excluding, as applicable, taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, AFFE (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses (such as litigation expenses) do not exceed 1.45% of the average daily net assets of Investor Class shares of the Acquiring Fund. This agreement is effective for a two-year period from the date of the Reorganization and it may be terminated before that date only by IMST II’s Board of Trustees. AXS is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by AXS to the Acquiring Fund for a period ending three years after the date of the waiver or payment. Similarly, the Acquired Fund’s former advisor, Cognios Capital, is permitted to seek reimbursement from the Acquiring Fund, subject to certain limitations, of fees waived or payments made by Cognios Capital or Cognios Capital, LLC to the Acquired Fund prior to the Reorganization, for a period ending three years after the date of the waiver or payment. As of June 30, 2020, the amount of previously waived fees and expenses reimbursed by Cognios Capital or Cognios Capital, LLC to the Cognios Market Neutral Large Cap Fund and eligible for recoupment by Cognios Capital is $720,691. In each case, such reimbursement may be requested from the Acquiring Fund if the reimbursement will not cause the Acquiring Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first. Any reimbursement of fees waived or payments made by Cognios Capital to the Acquired Fund prior to the Reorganization must be approved by the IMST II Board.

Example

The Example below is intended to help you compare the cost of investing in each Acquired Fund with the cost of investing in the corresponding Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in a Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. The Example for the Acquired Fund and Acquiring Fund reflects the Acquired Fund’s and Acquiring Fund’s contractual fee waiver and/or expense reimbursement for the term of the contractual fee waiver and/or expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

AXS Alternative Value Fund	One Year	Three Years	Five Years	Ten Years
Acquired Fund – Investor Class Shares	$205	$809	$1,439	$3,134
Acquiring Fund – Investor Class Shares (Pro forma)	$205	$700	$1,289	$2,887
Acquired Fund – Institutional Class Shares	$180	$734	$1,314	$2,891
Acquiring Fund - Class I Shares (Pro forma)	$180	$625	$1,163	$2,637

AXS Market Neutral Fund	One Year	Three Years	Five Years	Ten Years
Acquired Fund – Investor Class Shares	$436	$1,418	$2,402	$4,874
Acquiring Fund – Investor Class Shares (Pro forma)	$436	$1,352	$2,308	$4,724
Acquired Fund – Institutional Class Shares	$412	$1,348	$2,291	$4,680
Acquiring Fund - Class I Shares (Pro forma)	$412	$1,281	$2,195	$4,526

7.	With respect to the question “Will the Board and Service Providers change?” since there will be a change in the Funds’ auditor following the Reorganization please provide the required disclosure regarding the change in auditor in the Acquiring Funds’ first shareholder report that is issued subsequent to the Board’s approval of the change in accountant in accordance with the “Dear CFO Letters” 1998-04 Change in Independent Public Accountants.

Response: The Registrant confirms the Acquiring Funds will provide the required disclosures in their first shareholder report following the Reorganization and otherwise comply with the requirements outlined in the “Dear CFO Letters” 1998-04 Change in Independent Public Accountants.

8.	On page vi, in the response to the question “How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund?” it states that AXS has agreed for a period of two years from the date of the Reorganization to maintain the same expense limitation for each Acquiring Fund currently in place for the corresponding Acquired Fund. In certain places in the Registration Statement, it indicates the agreement to maintain the expense limitation through March 5, 2023. Please confirm if the two-year period will continue through March 5, 2023.

Response: The Registrant confirms the expense limitation agreement for the Acquiring Funds will remain in effect for a two-year period from the date of the Reorganization, which is expected to occur on March 5, 2021. To provide for flexibility in the event that the shareholder meeting date or closing date is postponed, the Registrant has changed references throughout the Registration Statement to indicate the expense limitation agreement for the Acquiring Fund will continue for a two-year period from the date of the Reorganization.

9.	Please confirm that the payment of any recoupment by Cognios Capital will be paid directly from the Acquiring Fund. Further, please explain how the Board determined that recoupment by the former advisor is appropriate after the termination of its advisory agreement.

Response: The Registrant confirms that following the Reorganization, the recoupment from each Acquiring Fund for fees waived or payments made by Cognios Capital to the respective Acquired Fund will be paid directly to Cognios Capital by the Acquiring Fund. The Registrant and M3Sixty Funds Trust, including the respective Boards, believe the arrangement allowing Cognios Capital to recoup fees and expenses following each Acquired Fund’s reorganization into the respective Acquiring Fund is consistent with the Acquiring Fund’s agreement to assume all of the liabilities of the Acquired Fund, whether known or unknown, contingent, accrued or otherwise (see Paragraph 1.3 of the Agreement and Plan of Reorganization). The recoupment of amounts previously waived or reimbursed by Cognios Capital to an Acquired Fund is a contingent liability of the Acquired Fund.

10.	In your written response, please confirm there are no costs associated with repositioning the Funds’ portfolios in connection with the Reorganizations.

Response: The Registrant confirms there will be no costs associated with repositioning the Funds’ portfolios in connection with the Reorganizations.

11.	On page vii, in the response to the question “Will there be any changes in the purchase and redemption procedures or investment minimums?” please consider highlighting the sentence that states “[t]he Acquiring Funds charge a redemption fee of 1.00% on shares redeemed within 30 days after purchase, whereas the Acquired Funds do not charge a redemption fee.”

Response: The Registrant has highlighted the sentence as requested.

Combined Proxy/Prospectus

12.	On page 6 in the first paragraph, please add disclosure that the reimbursement of AXS may be made if the reimbursement will not cause the Fund’s annual total expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of reimbursement.

Response: The Registrant has added the revised the disclosure as follows:

AXS has contractually agreed to waive all or a portion of its management fees and pay the Acquired Funds’ expenses in order to limit Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, taxes, interest expense, dividends on securities sold short and extraordinary expenses, Rule 12b-1 fees and any other class-specific expenses) to 0.85% and 1.45% of average daily net assets of the AXS Alternative Value Fund and the AXS Market Neutral Fund, respectively, through at least October 31, 2022. Subject to approval by the Acquired Fund’s Board of Trustees, any waiver or reimbursement under the expense limitation agreement is subject to repayment by an Acquired Fund within the three years following the date when the waiver or reimbursement occurred~~, if the Acquired Fund is able to make the payment without exceeding the 0.85% or 1.45% expense limitation for the AXS Alternative Value Fund and AXS Market Neutral Fund, respectively~~. Such reimbursement may be requested from an Acquired Fund if the reimbursement will not cause the Acquired Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Only the Board of Trustees can terminate the contractual agreement before the expiration date.

Comparison Fee Tables and Examples

13.	Please confirm that the fees shown in the Fee Table represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant so confirms.

14.	If a Fund’s investment in other investment companies results in acquired fund fees and expenses of greater than 0.01%, please add an acquired fund fees and expenses line item to the Fee Tables.

Response: The Registrant confirms that each Fund’s investment in other investment companies does not result in acquired fund fees and expenses greater than 0.01%; therefore, an acquired fund fees and expenses line item has not been added to the Fee Tables. Also, please see the response to comment #6 above.

15.	The Fee Table for the AXS Alternative Value Fund contains a line item for interest expense and dividends on securities sold short, however, the Fund only has interest expense. Please revise the line item to remove references to dividends on securities sold short.

Response: The Registrant has revised the line item in the Fee Table as requested.

16.	In the Example, it appears the figures for the Acquired Funds include the one-year of waiver and figures for the Acquiring Funds include waivers in the one- and two-year periods. Please revise the narrative to reflect the waivers for both Funds.

Response: The Registrant has revised the disclosure as follows:

The Example below is intended to help you compare the cost of investing in each Acquired Fund with the cost of investing in the corresponding Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in a Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. The Example for the Acquired Fund and Acquiring Fund reflects the Acquired Fund’s and Acquiring Fund’s contractual fee waiver and/or expense reimbursement for the term of the contractual fee waiver and/or expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

Capitalization Table

17.	In the Funds’ Capitalization Table, please add Pro Forma under the column heading for the Acquiring Fund.

Response: The Registrant has revised the Capitalization Tables as follows:

The following table shows, as of November 24, 2020, (1) the unaudited capitalization of each Acquired Fund and unaudited capitalization of each corresponding Acquiring Fund, and (2) the pro forma combined capitalization of the Acquiring Funds, giving effect to the proposed Reorganizations as of that date:

AXS Alternative Value Fund

(unaudited)	Acquired Fund	Acquiring Fund (Pro Forma)
Net Assets
Investor Class Shares	$477,310	$477,310
Institutional Class/Class I Shares	$818,004	$818,004
Total	$1,295,314	$1,295,314

Shares Outstanding
Investor Class Shares	48,457	48,457
Institutional Class/Class I Shares	82,875	82,875
Total	131,332	131,332

Net Asset Value per Share
Investor Class Shares	$9.85	$9.85
Institutional Class/Class I Shares	$9.87	$9.87

AXS Market Neutral Fund

(unaudited)	Acquired Fund	Acquiring Fund (Pro Forma)
Net Assets
Investor Class Shares	$3,486,647	$3,486,647
Institutional Class/Class I Shares	$18,450,222	$18,450,222
Total	$21,936,869	$21,936,869

Shares Outstanding
Investor Class Shares	358,105	358,105
Institutional Class/Class I Shares	1,857,465	1,857,465
Total	2,215,570	2,215,570

Net Asset Value per Share
Investor Class Shares	$9.74	$9.74
Institutional Class/Class I Shares	$9.93	$9.93

18.	Please disclose if there are any valuation differences that would cause an adjustment to the assets on the Reorganization date. If there are valuation differences and the adjustments are material, it should be shown as an adjustment to the capitalization table.

Response: The Registrant confirms that there are no valuation differences that would cause an adjustment to the assets on the Reorganization date.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ DIANE J. DRAKE

Diane J. Drake

Secretary